

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 17, 2018

Joseph W. Kiley III
President and Chief Executive Officer
First Financial Northwest, Inc.
201 Wells Avenue South
Renton, WA 98057

> **Re: First Financial Northwest, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 11, 2018**
> **File No. 333-224861**

Dear Mr. Kiley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services